Marathon Bar Corp.
427 N. Tatnall St. #32607
Wilmington DE 19801-2230
Tel: (866) 365-8141
Fax:(866) 365-8141

December 29, 2011

By Edgar

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Washington DC   20549

Re:	Marathon Bar Corp.
Registration Statement on Form S-1
Filed November 30, 2011
File No. 333-178230

Dear Mr. Schwall:

Marathon Bar Corp. acknowledges receipt of the letter dated December 27, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Cover Page

3.	Revise the prospectus cover page to clarify at the top and in the text that you are offering “up to” 1,500,000 shares.

Response:          Revised.  We have revised the prospectus cover page to clarify at the top and in the text that we are offering “up to” 1,500,000 shares. Please see the Amended Draft.

Summary Information, page 6
Summary of Financial Information, page 8

4.	We note that you disclose the balance sheet as of September 30, 2011, prior to your inception on October 13, 2011. Please advise.

Response:          Revised.  We have revised the summary of Financial Information to clarify that the balance sheet are as of November 18, 2011. Please see the Amended Draft.

Risk Factors, page 8

5.	Please clarify your reference to “organic cookery” on page 13.

Response:          Revised.  We have revised the risk factor at the bottom of page 13 to delete the mention of organic cookery and inserted sports energy bar market . Please see the Amended Draft.

IT MAY BE IMPOSSIBLE TO HIRE ADDITIONAL EXPERIENCED PROFESSIONALS, IF NECESSARY, AND WE MAY HAVE TO SUSPEND OR CEASE OPERATIONS

Since our management does not have prior experience in the selling of products and services for the sports energy bar market, we may need to hire additional experienced personnel to assist us with the operations. If we need the additional experienced personnel and we cannot hire them, we could fail in our plan of operations and have to suspend operations or cease them entirely.

Moreover, as planned, we anticipate the need of contracting nutritionists to help us in the development of organic sports energy bars and information concerning the distribution of such products, as our sole Officer and Director has limited experience in this field. If we do not succeed in finding, contracting or retaining skilled nutritionists  and sports enthusiasts, an important part of our business will be affected, which may lead to the suspension of our operation or the cession of it completely.

6.
We note your disclosure on page 14 that your sole officer and director, Mr. Israel Menahem Vizel, resides in Israel. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against Mr. Vizel. This risk factor should address the difficulties U.S. stockholders could face in:

•	effecting service of process within the United States on Mr. Vizel;
•	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Mr. Vizel;
•	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Mr. Vizel; and
•	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Mr. Vizel.

Alternatively, advise us as to why you believe such a risk factor is not necessary.

Response:          Revised.  We have included additional disclosure regarding risks related to the location of our sole officer and Director. The new risk factor in the Amended Draft is as follows:

Our sole officer and Director, Mr. Menahem Vizel, is located in Israel.  Any attempt to enforce liabilities upon Mr. Vizel under the U.S. securities and bankruptcy laws may be difficult.

Since our sole officer and Director, Mr. Menahem Vizel is located in Israel, any attempt to enforce liabilities upon such individual under the U.S. securities and bankruptcy laws may be difficult.

In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations (the application to enforce the judgment must be made within five years of the date of judgment or such other period as might be agreed between Israel and the United States), an Israeli court may declare a foreign civil judgment enforceable if it finds that:
•	the judgment was rendered by a court which was, according to the laws of the State in which the court is located, competent to render the judgment;
•	the judgment may no longer be appealed;
•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and;

•	the judgment is executory in the State in which it was given.

An Israeli court will not declare a foreign judgment enforceable if:
•	the judgment was obtained by fraud;
•	there is a finding of lack of due process;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or

•	the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

In general, an obligation imposed by the judgment of a United States court is enforceable according to the rules relating to the enforceability of judgments in Israel, and a United States court is considered competent to render judgments according to the laws of private international law in Israel.

Furthermore, Israeli courts may not adjudicate a claim based on a violation of U.S. securities laws if the court determines that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear such a claim, it may determine that Israeli law, not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process.

Since our sole Director and executive officer does not reside in the United States it may be difficult for courts in the United States to obtain jurisdiction over our foreign assets or persons, and, as a result, it may be difficult or impossible for you to enforce judgments rendered against us or our sole Director or executive officer in United States courts. Thus, investing in us may pose a greater risk because should any situation arise in the future in which you have a cause of action against these persons or us, you may face potential difficulties in bringing lawsuits or, if successful, in collecting judgments against these persons or us.

Dilution, page 15

7.	Please revise your table to identify the sole existing stockholder.

Response:          Revised.  We have revised the Dilution table to identify Mr. Menahem Vizel prospectus cover page to clarify at the top and in the text that we are offering “up to” 1,500,000 shares. Please see the Amended Draft.

Description of Business, page 18

8.	Provide disclosures pursuant to Item 102 of Regulation S-K.

Response:          Revised.  We have revised the Description of the Business Section to include a description of our properties. Please see the Amended Draft.

9.	Expand your disclosures to specify how you intend to execute your business plan locally in Israel.

Response:          Revised.  We have revised the Description of Business to specify how we intend to execute our plan of operation in Israel. Initially we intend to hire a freelance student to hand out free organic health bars at sporting events held in public locations.  We intend to do this at  major soccer sporting events, running events and other public sports events, including  in the large metropolitan areas of Tel-Aviv and Haifa.  We expect to also achieve some free “editorial” media coverage as these matches and the crowd is often covered by the evening news.

Distribution to Stores
We plan to hire a yet unnamed distribution company which will be responsible for distributing this product to retail chains.  Our President will make the introduction into the retail chains by calling on the buyers of these establishments.  All distribution and collection of monies will be done by the distributors we plan to hire in the future. Our product will have an additional 15% fee added on to it in order to cover the costs of the  distributor.  We intend to establish a direct sales channel with Eden Teva Markets which is a chain of health food stores in addition to the major chain stores such as Sufersol, Blue Square, and others.  We intend to offer them to sell our organic health bars and place the product on their shelves.  Here too we intend to have students handing out tasters to passing customers, thereby explaining the benefits of the health bar we are selling.

10.
Please revise this section to define or clarify in context the basis for conclusory statements and statistics. Provide us with copies of third party materials supporting quantitative statements, with the relevant portions of the materials marked to indicate where support for your statements can be found. For example, we refer you to the following:

•	Your statement that “organic food is the fastest growing sector of the American food marketplace” (page 19);
•	Your statement that “[w]e expect that this is a growth industry in the Israeli food marketplace as well” (page 19);
•
Your statement that “[i]n the United States, organic food sales have grown by 17 to 20 percent a year for the past few years while sales of conventional food have grown at only about 2 to 3 percent a year” (page 19).

Response:          Revised.  We have revised the Description of the Business to define or clarify in context the basis for our statements and statistics. Please see the Amended Draft.

11.	We note your statement that you “are initially targeting the market segment of 18 to 50” (page 20); clarify whether you are referring here to ages 18 to 50.

Response:          Revised.  We have revised our statement that we “are initially targeting the market segment to ages 18 to 50” on page 20.  Please see the Amended Draft.

Competitive Advantages, page 20

12.	Expand your disclosures to describe the competitive business conditions, such as your main competitors in Israel. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response:          Revised.  We have revised the Competitive Advantages Section to expand our disclosures to describe the competitive business conditions, such as our main competitors in Israel.  Please see the Amended Draft.

13.	Further explain how you plan to make organic bars “accessible and delicious” by “respecting the taste, and lifestyle requirements of [your] customers.”

Response:          Revised.  We have revised the Competitive Advantages Section to delete this statement.  Please see the Amended Draft.

14.	Clarify your competitors’ business models. We note your statement that you “expect to have a significant distinction from [your] competition.”

Response:          Revised.  We have revised the Competitive Advantages Section to clarify our distinction from our competitors’ business models.  Please see the Amended Draft.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

15.	Please revise your tabular disclosure per page 24 to ensure that the sums presented are clerically accurate.

Response:          Revised.  We have revised our tabular disclosure per page 24 to ensure that the sums presented are clerically accurate.  Please see the Amended Draft.

Capital Resources and Liquidity, page 34

16.
Please disclose whether you have sufficient funds to meet all of your capital needs for the next 12 months. If there will be a shortfall, please quantify the shortfall and discuss how you will raise funds to meet your needs.

Response:          Revised.  We have revised the Capital Resources and Liquidity Section to disclose that unless we are able to raise the full offering amount then we will not have sufficient funds to meet all of our capital needs for the next 12 months. In the event of the failure to complete our offering we would need to seek capital from other resources such as debt financing, which may not even be available to us.

Directors and Executive Officers, page 27

17.	For Mr. Vizel, identify and describe all currently held positions, and state his complete business experience over the past five years, leaving no gap as to time. See Item 401 of Regulation S-K.

Response:          Revised.  We have revised the description of Mr. Vizel’s complete business experience over the past five years. Please see the Amended Draft.

Business Experience

From October 2008 to present, Mr. Vizel has been employed full time as  the chief operating officer of Schottenstein School in Jerusalem Israel where he overseas the financial and management  of the school.  He handles all administrative aspects of the running the school. Since June 2005 to June 2011 Mr. Vizel organized lectures for a specific coursework at the e Hebrew University.

Certain Relationships and Related Transactions, page 31

18.	Please complete the blank to indicate the date of your private placement.

Response:          Revised.  We have revised the Section Certain Relationships and related transactions to update the date of the private placement to November 14, 2011. Please see the Amended Draft.

Exhibits and Financial Statement Schedules, page 34

19.	Revise your exhibit index to include legal counsel’s consent.

Response:          Revised.  We have revised the exhibit index to include legal counsel’s consent. Please see the Amended Draft.

20.	Please file your lease agreement as a material contract. Refer to Item 601(b)(10) of Regulation S-K.

Response:          We have not entered into a lease agreement.

*            *            *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Israel Menahem Vizel
President and Chief Financial Officer.

VIA EDGAR

cc:          Caroline Kim, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar

Norman von Holtzendorff, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance - Edgar